        As filed with the Securities and Exchange Commission on October 31, 2003
                                    Securities Exchange Act File No.: 333-108539
                                       Investment Company Act File No. 811-02201

                    -----------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-2

                    -----------------------------------------

            [X] Registration Statement under the Securities Act of 1933
            [ ] Pre-Effective Amendment No. __
            [X] Post-Effective Amendment No. 1

                                       and

            [X] Registration Statement under the Investment Company Act of 1940
            [X] Amendment No. 23

                    -----------------------------------------
                        1838 BOND-DEBENTURE TRADING FUND
               (Exact Name of Registrant as Specified in Charter)
             ------------------------------------------------------

                           2701 Renaissance Boulevard
                                  Fourth Floor
                            King of Prussia, PA 19406
                    (Address of Principal Executive Offices)

       Registrant's Telephone Number, Including Area Code: (877) 367-1838

                               Anna M. Bencrowsky
                        1838 Bond-Debenture Trading Fund
                      2701 Renaissance Boulevard, 4th Floor
                            King of Prussia, PA 19406

                                   Copies to:

         John H. Donaldson                    Joseph V. DelRaso
         1838 Investment Advisors, LLC        Pepper Hamilton LLP
         2701 Renaissance Boulevard           3000 Two Logan Square
         Fourth Floor                         18th and Arch Streets
         King of Prussia, PA 19406            Philadelphia, PA 19103

Approximate date of proposed public offering: November 4, 2003.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


Title of Securities Being      Amount Being          Proposed Maximum      Proposed Maximum      Amount of
Registered                     Registered            Offering Price Per    Aggregate Offering    Registration Fee
                                                     Share (1)             Price
Shares of Common Stock         1,234,420             $19.63                $24,231,665           $1,961(2)

(1) As calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended. Based on the average of the high and low sales prices reported on the New York Stock Exchange on October 20, 2003.

(2)  Previously paid.

                                EXPLANATORY NOTE

This Post-Effective Amendment consists of the following:

(1) Facing Sheet of this Registration Statement.

(2) Part C of this Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from Pre-Effective Amendment No. 1 to this Registration Statement on Form N-2 (File No. 333-108539) filed on October 23, 2003.

This Post-Effective Amendment is being filed solely to file restated by-laws of the Registrant as Exhibit 23(2)(b).

                                     PART C

                                OTHER INFORMATION


Item 24.  Financial Statements and Exhibits

(1) The following financial statements have been incorporated by reference into in this registration statement:

     (i) Schedule of Investments as of March 31, 2003 (Audited)

     (ii)      Statement of Assets and Liabilities as of March 31, 2003
               (Audited)

     (iii) Statement of Operations for the fiscal year ended March 31, 2003 (Audited)

     (iv) Statement of Changes in Net Assets for the fiscal years ended March 31, 2003 and 2002 (Audited)

     (v)       Notes to Financial Statements for the fiscal year ended March 31,
               2003

     (vi)      Report of Independent Accountants dated April 11, 2003

     (vii)     Schedule of Investments as of June 30, 2003 (Unaudited)

     (viii)    Statement of Assets and Liabilities as of June 30, 2003
               (Unaudited)

     (ix) Statement of Operations for the three month period ended June 30, 2003 (Unaudited)

     (x) Statement of Changes in Net Assets for the three month period ended June 30, 2003 (Unaudited)

     (xi) Notes to Financial Statements for the three month period ended June 30, 2003

     (xii)     Schedule of Investments as of September 30, 2003 (Unaudited)

     (xiii) Statement of Assets and Liabilities as of September 30, 2003 (Unaudited)

     (xiv) Statement of Operations for the six month period ended September 30, 2003 (Unaudited)

     (xv) Statement of Changes in Net Assets for the six month period ended September 30, 2003 (Unaudited)

     (xvi) Notes to Financial Statements for the six month period ended September 30, 2003 (Unaudited).

     Statements, schedules and historical information, other than those listed above, have been omitted because they are not applicable or not required or because the required information is shown in the financial statements or notes thereto.

(2)  Exhibits

     (a)(i) Certificate of Incorporation dated June 3, 1971*

     (a)(ii) Certificate of Amendment of Certificate of Incorporation dated June 11, 1971**

     (a)(iii) Certificate of Amendment of Certificate of Incorporation dated September 22, 1971**

     (a)(iv) Certificate of Amendment of Certificate of Incorporation dated July 23, 1987**

     (a)(v) Certificate of Amendment of Certificate of Incorporation dated September 30, 1988**

     (a)(vi) Certificate of Amendment of Certificate of Incorporation dated July 21, 1989**

     (b)       Restated By-laws
               Filed herewith

     (c)       Not applicable

     (d)       Stock Certificate and Subscription Documents**

               (i) Specimen Certificate for common stock.

               (ii) Subscription Certificate

               (iii) Nominee Holder Over-Subscription Form

               (iv) DTC Participant Over-Subscription Form

               (v) Notice of Guaranteed Delivery

     (e)       Terms and Conditions of Dividend Reinvestment Plan*

     (f)       Not applicable

     (g) Investment Advisory Agreement between the Fund and 1838 Investment Advisors, LLC**

     (h) (i) Form of Dealer Manager Agreement between the Fund and Boenning & Scattergood, Inc.**

               (ii) Form of Soliciting Dealer Agreement**

               (iii) Form of Selling Dealer Agreement**

     (i)       Not applicable

     (j)       Custody Agreement between the Fund and Wachovia Bank, N.A.**

     (k)       Other Agreements

               (i) Transfer Agency Agreement between the Fund and EquiServe Trust Company, N.A*

               (ii) Accounting Services Agreement between MBIA Municipal Investors Services Corporation and the 1838 Bond-Debenture Trading Fund**

               (iii) Subscription Agent Fee Agreement between Equiserve Trust Company, N.A. and 1838 Bond-Debenture Trading Fund**

               (iv) Information Agent Agreement between Georgeson Shareholder Communications Corp. and 1838 Bond-Debenture Trading Fund**

     (l)       Not applicable.

     (m)       Not applicable

     (n)       Not applicable.

     (o)       Not applicable

     (p)       Not applicable

     (q)       Not applicable

     (r)       Code of Ethics*

* Filed as an exhibit with the same exhibit number to the Fund's Registration Statement on Form N-2 filed on September 5, 2003 (File No. 811-02201) and incorporated by reference thereto.

** Filed as an exhibit with the same exhibit number to the Fund's Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 filed on October 23, 2003 (File No. 811-02201) and incorporated by reference thereto.

Item 25.  Marketing Arrangements

          None other than the arrangements described in the Dealer Manager Agreement between the Fund and Boenning & Scattergood, Inc. and in the Form of Soliciting Dealer Agreement, filed as exhibits (2)(h)(i) and
          (2)(h)(ii), respectively, herewith.

Item 26.  Other Expenses of Issuance and Distributions

          The registrant expects to incur approximately $315,071 of expenses in connection with the rights offering. The following table identifies the significant expenses associated with the rights offering.

               Registration fees                                          $1,890
               New York Stock Exchange listing fee                        $4,350
               Printing (other than stock certificates)                  $15,000
               Accounting fees and expenses                               $4,000
               Legal fees and expenses                                  $125,000
               Subscription Agent fees and expenses                      $50,000
               Information Agent fees and expenses                       $12,500
               Dealer Manager Fees                                      $100,000
               Miscellaneous                                              $2,260
                        Total Estimated Costs                           $315,000
Item 27.  Person Controlled by or Under Common Control

               None

Item 28.  Number of Holders of Securities


          Title of Class                                 Record Holders as of October 15, 2003
          --------------                                 -------------------------------------

          Common stock, par value $1.00 per share                        1,255

Item 29.  Indemnification

               Section 145 of the General Corporation Law of Delaware and
               Section 2.13 of the registrant's By-Laws provide for the indemnification of the registrant's directors and officers for liabilities and expenses that they may incur in such capacities. In general, the registrant will indemnify its directors and officers against any liability except where indemnification would be expressly prohibited by law or to the extent such liability arises out of a director's or officer's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

               The registrant has purchased insurance insuring its directors and officers against certain liabilities incurred in their capacities as such, and insuring the registrant against any payments which it is obligated to make to such persons under the foregoing indemnification provisions.

               Section 7 of the Form of Dealer Manager Agreement filed as Exhibit (2)(h)(i) to this Registration Statement provides for each of the parties thereto, including the Registrant and the Dealer Manager, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 30.  Business and Other Connections of Investment Adviser

               1838 Investment Advisers, LLC, a Delaware limited liability company, in addition to providing portfolio management services to the registrant provides such services to another registered investment company, individuals, small businesses and institutional clients. The adviser is a wholly-owned subsidiary of MBIA Asset Management, LLC. Some directors and executive officers of the adviser are engaged in business activities at MBIA Asset Management. The directors and executive officers of the adviser have held the following positions of a substantial nature in the past two years:


                                        Other business, vocation, profession       Principal business address of
               Name                     or employment of a substantial nature      other employer
               ---------------------    ---------------------------------------    -----------------------------------

               W. Thacher Brown         President and Chairman of the Board        113 King Street, Armonk, NY 10504
                                        of 1838 Investment Advisors Funds;
                                        and President of MBIA Asset
                                        Management LLC

               Clifford D. Corso        President and Senior Portfolio             113 King Street, Armonk, NY 10504
                                        Manager at MBIA Capital Management
                                        Corp.; Managing Director and Chief
                                        Investment Officer, MBIA Insurance
                                        Corporation.

Item 31.  Location of Accounts and Records

               All such books and other documents required to be maintained by
               Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at one or more of the following locations:

                  1838 Investment Advisors, LLC, 2701 Renaissance Blvd., Fourth Floor, King of Prussia, PA 19406

                  MBIA Municipal Investors Services Corporation,
                  113 King Street, Armonk, NY 10504

                  EquiServe, 150 Royall Street, Canton, Massachusetts, 02021

                  Wachovia Bank, N.A., 123 S. Broad Street, Philadelphia,
                  PA 19103

Item 32.  Management Services

               None

Item 33.  Undertakings

               The registrant hereby undertakes:

               (1) to suspend the offering of the shares until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus;

               (2) to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of the subsequent reoffering thereof;

               (3) to file a post-effective amendment setting forth the terms of any public offering made on terms differing from those set forth on the cover page of the prospectus;

               (4) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                    (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (5) that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

               (6) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

               (7) that for the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance on Rule 430A and contained in the form of prospectus filed by the registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the registration statement as of the time it was declared effective; and

               (8) to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registrant's registration statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of King of Prussia, and the Commonwealth of Pennsylvania, on the 31st day of October, 2003.

                                             1838 BOND-DEBENTURE TRADING FUND


                                             By:   /s/ John H. Donaldson
                                                   -------------------------
                                                   John H. Donaldson, CFA
                                                   President



Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registrant's registration statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature                                    Title                                                       Date
---------                                    -----                                                       ----

/s/ John H. Donaldson                        Director and President (principal executive            October 31, 2003
---------------------                        officer, principal financial officer and
John H. Donaldson                            principal accounting officer)


/s/ Morris Lloyd, Jr.                        Director                                               October 31, 2003
---------------------
Morris Lloyd, Jr.

/s/ J. Lawrence Shane                        Director                                               October 31, 2003
---------------------
J. Lawrence Shane

                                  EXHIBIT INDEX

Exhibit No.             Description of Exhibit
--------------------    --------------------------------------------------------

(2)(b)                  Restated By-laws